FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

For the month of July 2021

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	Nomura Reports First Quarter Financial Results

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: July 30, 2021	By:	/s/ Yoshifumi Kishida
Yoshifumi Kishida
Senior Managing Director

Nomura Reports First Quarter Financial Results

•	Three segment pretax income recovered from previous quarter to Y35.6bn; Segment Other performance improved QoQ mainly due to realized gains from sale of equity stake

•	Retail client assets at record high of Y127trn as a result of efforts to build up client assets

•

Inflows lifted Investment Management AuM to record Y65.8trn; Private businesses contributed to earnings as IPO of Nomura Capital Partners investee company generated combined realized and unrealized gains of Y24bn

•	M&A remained strong driven by cross-border and sustainability deals; ECM and DCM business both had solid quarter

•	Robust financial position with consolidated CET1 ratio of 17.7% and liquidity portfolio of Y6.9trn

Tokyo, July 30, 2021—Nomura Holdings, Inc. today announced its consolidated financial results for the first quarter of the fiscal year ending March 31, 2022.

Net revenue in the first quarter was 353.3 billion yen (US$3.2 billion)1, income before income taxes was 78.5 billion yen (US$707 million), and net income attributable to Nomura Holdings shareholders was 48.5 billion yen (US$437 million).

“Three segment income before income taxes and Segment Other performance improved, contributing to net income of 48.5 billion yen and lifting ROE to 7.1 percent. A robust quarter in the newly established Investment Management division supported overall performance as our efforts to strategically enhance services in the private domain, strengthen our asset management advisory functions and enhance sustainability related businesses yielded results. In addition, this quarter we finished unwinding all our positions related to transactions with a US client. We remain committed to enhancing risk management and delivering sustainable growth,” said Nomura President and Group CEO Kentaro Okuda.

[1]

US dollar amounts are included solely for the convenience of the reader and have been translated at the rate of 111.05 yen = 1 US dollar, the noon buying rate in New York for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York on June 30, 2021. This translation should not be construed to imply that the yen amounts actually represent, or have been or could be converted into, equivalent amounts in US dollars.

Divisional Performance

Retail

(billions of yen)	FY2021/22 Q1	QoQ	YoY
Net revenue	85.0	-12%	+5%
Income (loss) before income taxes	19.0	-27%	+26%

Retail reported net revenue of 85.0 billion yen, down 12 percent quarter on quarter and up 5 percent year on year. Income before income taxes was 19.0 billion yen, down 27 percent quarter on quarter but 26 percent higher year on year.

Efforts to grow client assets paid off with Retail client assets reaching a record high of 127 trillion yen as investment trusts and discretionary investments reported net inflows each month and net inflows of cash and securities made a positive contribution. The number of active clients grew year on year underpinned by efforts to increase client touchpoints.

Investment Management

(billions of yen)	FY2021/22 Q1	QoQ	YoY
Net revenue	63.5	+17%	+60%
Income (loss) before income taxes	44.9	+27%	+103%

Investment Management first quarter net revenue was 63.5 billion yen, up 17 percent quarter on quarter and 60 percent year on year. Income before income taxes was 44.9 billion yen, up 27 percent quarter on quarter and 103 percent higher than the same quarter last year.

Investment gain/loss grew significantly on the back of realized and unrealized gains due to a Nomura Capital Partners investee company IPO and contribution from American Century Investments gain/loss. Assets under Management in Investment Management was at a record high of 65.8 trillion yen on inflows.

Wholesale

(billions of yen)	FY2021/22 Q1	QoQ	YoY
Net revenue	132.8	—	-47%
Income (loss) before income taxes	-28.4	—	—

Wholesale booked net revenue of 132.8 billion yen, down 47 percent year on year. Loss before income taxes was 28.4 billion yen.

In Wholesale, although Global Markets revenue improved from last quarter, excluding an additional loss arising from transactions with a US client, net revenue declined quarter on quarter. Fixed Income booked stronger revenues driven by spread products such as Credit and Securitized Products, while Equities performance slowed due to a decline in trading volume and lower volatility. Investment Banking had its third straight quarter of robust revenues driven by contributions from M&A revenues due to cross-border and sustainability deals and solid performance in ECM and DCM.

ends

For further information please contact:

Name	Company	Telephone
Kenji Yamashita	Nomura Holdings, Inc. Group Corporate Communications Dept.	81-3-3278-0591

Nomura

Nomura is a global financial services group with an integrated network spanning over 30 countries. By connecting markets East & West, Nomura services the needs of individuals, institutions, corporates and governments through its three business divisions: Retail, Wholesale (Global Markets and Investment Banking), and Investment Management. Founded in 1925, the firm is built on a tradition of disciplined entrepreneurship, serving clients with creative solutions and considered thought leadership. For further information about Nomura, visit www.nomura.com.

1.	This document is produced by Nomura Holdings, Inc. (“Nomura”). Copyright 2021 Nomura Holdings, Inc. All rights reserved.

2.

Nothing in this document shall be considered as an offer to sell or solicitation of an offer to buy any security, commodity or other instrument, including securities issued by Nomura or any affiliate thereof. Offers to sell, sales, solicitations to buy, or purchases of any securities issued by Nomura or any affiliate thereof may only be made or entered into pursuant to appropriate offering materials or a prospectus prepared and distributed according to the laws, regulations, rules and market practices of the jurisdictions in which such offers or sales may be made.

3.

No part of this document shall be reproduced, stored in a retrieval system or transmitted in any form or by any means, electronic, mechanical, photocopying, recording or otherwise, without the prior written permission of Nomura.

4.

The information and opinions contained in this document have been obtained from sources believed to be reliable, but no representations or warranty, express or implied, are made that such information is accurate or complete and no responsibility or liability can be accepted by Nomura for errors or omissions or for any losses arising from the use of this information.

5.

This document contains statements that may constitute, and from time to time our management may make “forward-looking statements” within the meaning of the safe harbor provisions of The Private Securities Litigation Reform Act of 1995. Any such statements must be read in the context of the offering materials pursuant to which any securities may be offered or sold in the United States. These forward-looking statements are not historical facts but instead represent only our belief regarding future events, many of which, by their nature, are inherently uncertain and outside our control. Important factors that could cause actual results to differ from those in specific forward-looking statements include, without limitation, economic and market conditions, political events and investor sentiments, liquidity of secondary markets, level and volatility of interest rates, currency exchange rates, security valuations, competitive conditions and size, and the number and timing of transactions.

6.	The consolidated financial information in this document is unaudited.